Exhibit 4.5

List of Omitted Warrants to Purchase Common Stock

(GI Partners)

1.                                       Warrant to Purchase Common Stock between GI Partners Fund III, L.P. and the Company in the amount of 1,034,230 shares, pursuant to an assignment of 44,520 shares to GI Partners Fund III-B, L.P.

2.                                       Warrant to Purchase Common Stock between GI Partners Fund III-A, L.P. and the Company in the amount of 27,099 shares, pursuant to an assignment of 1,026 shares to GI Partners Fund III-B, L.P.

3.                                       Warrant to Purchase Common Stock between GI Partners Fund III-B, L.P. and the Company in the amount of 188,671 shares, pursuant to an assignment of 44,520 additional shares from GI Partners Fund III, L.P. and 1,026 additional shares from GI Partners III-A, L.P.